August 31, 2025

Kevin McGurn
Chief Executive Officer and Chairman of the Board
New America Acquisition I Corp.
590 Madison Avenue, 39th Floor
New York, NY 10022

       Re: New America Acquisition I Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 4, 2025
           File No. 333-289204
Dear Kevin McGurn:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Sponsor Information, page 101

1. Please revise to clarify, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K
2. With a view toward disclosure, please tell us whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S.
person.
Prior SPAC Experience, page 106

3. Please revise to clarify the experience of the sponsor, its affiliates, and any promoters in organizing or involvement in special purpose acquisition companies. Please revise to disclose the name of the SPAC, the ticker symbol, any SPAC liquidations, and information concerning any completed business combinations, including the financing
 August 31, 2025
Page 2

       needed for the transactions and the level of redemptions. Also, disclose any extensions and redemption levels in connection with an extension and/or business combination.
       See Item 1603(a)(3) of Regulation S-K.
       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Gil Savir, Esq.